Exhibit 99.1

Kidoz Inc.

and subsidiaries

Condensed Interim Consolidated Financial Statements

Unaudited

June 30, 2026

Kidoz Inc. and subsidiaries

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Kidoz Inc. are the responsibility of the management and Board of Directors of the Company.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/S/ J.M. Williams	/S/ H. W. Bromley
J. M. Williams,	H.W. Bromley
Chief Executive Officer	Chief Financial Officer

Kidoz Inc. and subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements

For Periods Ended June 30, 2026 and 2025

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at June 30,	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash	$1,328,558	$4,454,295
Accounts receivable, less allowance for doubtful accounts $421,717 (2025 - $356,167) (Note 3)	3,912,792	5,030,440
Prepaid expenses	219,767	131,754
Total Current Assets	5,461,117	9,616,489

Equipment (Note 4)	34,178	38,052
Goodwill (Note 6)	3,301,439	3,301,439
Intangible assets (Note 5)	113,503	198,630
Long term cash equivalent	7,865	8,157
Security deposit	10,366	10,366

Total Assets	$8,928,468	$13,173,133

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,253,850	$3,513,146
Accrued liabilities	1,227,973	940,866
Accounts payable and accrued liabilities - related party (Note 11)	93,059	81,840
Total Liabilities	2,574,882	4,535,852

Commitments (Note 10)

Stockholders’ Equity (Note 8):
Common stock, no par value, unlimited shares authorized, 131,304,499 shares issued and outstanding (December 31, 2025 - 131,304,499)	51,889,927	51,800,715
Accumulated deficit	(45,560,921)	(43,188,014)
Accumulated other comprehensive income:
Foreign currency translation adjustment	24,580	24,580
Total Stockholders’ Equity	6,353,586	8,637,281

Total Liabilities and Stockholders’ Equity	$8,928,468	$13,173,133

See accompanying notes to the unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 26, 2026. They are signed on the Company’s behalf by:

Approved by the Board of Directors	/s/ Jason Williams
J. Williams
CEO

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For Periods Ended June 30, 2026 and 2025

(Unaudited)

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025

Revenue:	$6,281,576	$5,168,519	$3,334,835	$2,430,216
Cost of sales:	3,607,888	2,684,203	1,916,253	1,268,244
Gross profit	2,673,688	2,484,316	1,418,582	1,161,972
Operating expenses:
Bonuses and incentive compensation (Note 15)	862,863	687,728	862,863	687,728
Depreciation and amortization (Notes 4 & 5)	92,054	90,955	45,976	45,595
Directors fees (Note 13)	4,077	5,051	2,066	1,556
General and administrative	453,921	333,943	222,382	173,297
Provision for doubtful debts (Note 2)	65,551	-	65,604	-
Salaries, wages, consultants and benefits	405,971	223,055	202,500	105,884
Selling and marketing (Note 13)	1,291,928	764,784	665,828	444,520
Stock awareness program	(81,349)	-	(16,468)	-
Stock-based compensation (Note 9 & 13)	89,212	89,449	44,174	45,581
Content and software development (Note 7)	1,828,895	1,491,680	895,692	816,153
Total operating expenses	5,013,123	3,686,645	2,990,617	2,320,314

Loss before other income (expense) and income taxes	(2,339,435)	(1,202,329)	(1,572,035)	(1,158,342)

Other income (expense):
Foreign exchange (loss) gain	(62,373)	12,133	(1,937)	(21,064)
Interest and other income	20,391	6,238	7,119	5,764
Loss before income taxes	(2,381,417)	(1,183,958)	(1,566,853)	(1,173,642)
Income tax recovery (expense)	8,510	72,618	8,510	2,159
Net loss and comprehensive loss	$(2,372,907)	$(1,111,340)	$(1,558,343)	$(1,171,483)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

Weighted average common shares outstanding, basic	131,304,499	131,304,499	131,304,499	131,304,499
Weighted average common shares outstanding, diluted	131,304,499	131,304,499	131,304,499	131,304,499

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Stockholders’ Equity

For the periods ended June 30, 2026 and 2025

(Unaudited)

	Six-Month period Ended June 30, 2026
	Common stock		Accumulated	Accumulated Other Comprehensive income Foreign currency translation	Total Stockholders’
	Shares	Amount	Deficit	adjustment	Equity
Balance, December 31, 2025	131,304,499	$51,800,715	($43,188,014)	$24,580	$8,637,281

Stock-based compensation	-	45,038	-	-	45,038
Net income (loss) and comprehensive (loss)	-	-	(814,564)	-	(814,564)
Balance, March 31, 2026	131,304,499	$51,845,753	($44,002,578)	$24,580	$7,867,755

Stock-based compensation	-	44,174	-	-	44,174
Net loss and comprehensive loss	-	-	(1,558,343)	-	(1,558,343)
Balance, June 30, 2026	131,304,499	$51,889,927	($45,560,921)	$24,580	6,353,586

	Six-Month period Ended June 30, 2025
	Common stock		Accumulated	Accumulated Other Comprehensive income Foreign currency translation	Total Stockholders’
	Shares	Amount	Deficit	adjustment	Equity
Balance, December 31, 2024	131,304,499	$51,546,940	($43,644,831)	$24,580	$7,926,689

Stock-based compensation	-	43,868	-	-	43,868
Net loss and comprehensive loss	-	-	60,142	-	60,142
Balance, March 31, 2025	131,304,499	$51,590,808	($43,584,689)	$24,580	$8,030,699

Stock-based compensation	-	45,581	-	-	45,581
Net loss and comprehensive loss	-	-	(1,171,483)	-	(1,171,483)
Balance, June 30, 2025	131,304,499	$51,636,389	($44,756,172)	$24,580	6,904,798

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

Kidoz Inc. and subsidiaries

(Expressed in United States Dollars)

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six month periods ended June 30, 2026 and 2025

(Unaudited)

	2026	2025
Cash flows from operating activities:
Net (loss) income	$(2,372,907)	$(1,111,340)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92,054	90,955
Provision for doubtful debts	65,551	-
Stock-based compensation	89,212	89,449
Unrealized foreign exchange loss	292	(677)

Changes in operating assets and liabilities:
Accounts receivable	1,052,097	2,685,076
Prepaid expenses	(88,013)	(53,215)
Accounts payable and accrued liabilities	(1,960,970)	(2,046,268)
Net cash used in operating activities	(3,122,684)	(346,020)

Cash flows from investing activities:
Acquisition of equipment	(3,053)	(7,690)
Long-term cash equivalent	-	-
Net cash (used in) provided by investing activities	(3,053)	(7,690)

Cash flows from financing activities:
Payments on operating lease liabilities	-	-
Net cash used in financing activities	-	-

Change in cash	(3,125,737)	(353,710)

Cash, beginning of period	4,454,295	2,780,517
Cash, end of period	$1,328,558	$2,426,807

Supplementary information:
Interest paid	$-	$-
Income taxes paid	$(8,510)	$8,322

See accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

1.	Basis of Presentation:

The accompanying unaudited condensed interim consolidated financial statements have been prepared by Kidoz Inc. (“the Company”) in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. All adjustments are of a normal recurring nature, except as otherwise noted below. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed April 29, 2026 for the year ended December 31, 2025, included in the Company’s Annual Financial Statements and Management’s Discussion and Analysis filed with the TSX Venture Exchange on SEDAR and the Annual Report on Form 20-F, filed with the Securities and Exchange Commission. The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Continuing operations

These unaudited condensed interim consolidated financial statements have been prepared assuming the realization of assets and the settlement of liabilities in the normal course of operations. The Company expects to continue to generate sufficient cash flows to fund continued operations for the next 12 months, or, in the absence of adequate cash flows from operations, obtaining additional financing.

Management continues to review operations in order to identify additional strategies designed to generate cash flow, improve the Company’s financial position, and enable the timely discharge of the Company’s obligations.

2.	Summary of significant accounting policies:

(a) Basis of presentation:

These unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) applicable to annual financial information and with the rules and regulations of the United States Securities and Exchange Commission and the TSX Venture Exchange.

The financial statements include the accounts of the Company’s subsidiaries:

Company	Registered	% Owned
Shoal Media (Canada) Inc.	British Columbia, Canada	100%
Kidoz Ltd.	Israel	100%
Prado Media Ltd.	British Columbia, Canada	100%
Shoal Media Inc.	Anguilla	100%
Shoal Media (UK) Ltd.	United Kingdom	100%

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(a) Basis of presentation: (Continued)

In addition, there are the following dormant subsidiaries; Bingo.com (Antigua) Inc., Bingo.com (Wyoming) Inc., and Bingo Acquisition Corp.

All inter-company balances and transactions have been eliminated in the consolidated financial statements.

In the second quarter of 2026, the Company reclassified certain content and software development costs related to the Company’s server costs from content and software development to cost of sales and reclassified bonuses and incentive compensation from salaries, wages, consultants and benefits, selling and marketing and content and development expenses to bonuses and incentive compensation. These reclassifications had no impact on the Company’s Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Earnings and Comprehensive Income, Condensed Consolidated Statements of Stockholders’ Equity or Condensed Consolidated Statements of Cash Flow. The financial results for the three and six months ended June 30, 2025 have been recast for comparison purposes and to conform to the current period classification. The reclassification did not have any impact on the total income from operations.

(b) Use of estimates:

The preparation of unaudited condensed interim consolidated financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and recognized revenues and expenses for the reporting periods.

Significant areas requiring the use of estimates include the collectability of accounts receivable, the valuation of stock-based compensation, the valuation of deferred tax assets and liabilities, the useful lives of intangible assets, the inputs used in assessing goodwill impairment, and the derivative liability – warrants valuation. Actual results may differ significantly from these estimates.

(c) Revenue recognition:

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services.

We derive substantially all of our revenue from the sale of Ad tech advertising revenue. The content revenue is less than 10% of the total revenue.

To achieve this core principle, the Company applied the following five steps:

1) Identify the contract with a customer

A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred, whose impression

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c) Revenue recognition: (Continued)

count will form the basis of the revenue and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and distinct in the context of the contract. If these criteria are not met the promised services are accounted for as a combined performance obligation.

3) Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring services to the customer. None of the Company’s contracts contain financing or variable consideration components.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

5) Recognize revenue when or as the Company satisfies a performance obligation

The Company satisfies performance obligations at a point in time as discussed in further detail under “Disaggregation of Revenue” below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised service to a customer.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c) Revenue recognition: (Continued)

Disaggregation of Revenue

All of the Company’s performance obligations, and associated revenue, are generally transferred to customers at a point in time. The Company has the following revenue streams:

1) Ad tech advertising revenue - The pricing and terms for all our in-game advertising arrangements are mostly governed by insertion order which generally stipulates the payment terms, the duration (usually short term in nature), the number of advertising units delivered (e.g. impressions, completed views, or cost per install) and the contractually agreed upon price per advertising unit. The Company has concluded that the delivery of the Ad tech advertising is delivered at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

2) Programmatic revenue - The Company generally offers these services under a programmatic bid on a Cost-per-Impression (CPM) basis. Our customers upload their advertisements into a demand side platform which then connects to our Publisher Software Development Kit (“SDK”) through an exchange platform and on a bid system agree on the CPM rate and the impressions to be served.

The Company has concluded that the delivery of the Programmatic advertising is delivered at the earlier of month end or at a point in time and, as such, has concluded these deliveries are a single performance obligation. The Company is deemed to be the principal in the transaction and therefore recognizes the revenue on a gross basis and commissions are recognized as cost of sales. The Company invoices fees which are generally variable based on the arrangement, which would typically include the number of impressions delivered at a specified price per application. For impressions delivered, revenue is recognized in the month in which the Company delivers the application to the end consumer or the month when the campaign ends.

3) Content revenue – The Company recognizes content revenue on the following forms of revenue:

a) Carriers and Original Equipment Manufacturer (“OEMs”) - The Company generally offers these services under a customer contract per tablet device license fee model with OEMs. Monthly or quarterly license fees are based on the OEM agreement with the number of devices the Kidoz Kid Mode is installed upon.

b) Rooplay - The Company generates revenue through subscriptions or premium sales of Rooplay, (www.rooplay.com) the cloud-based EduGame system for kids to learn and play within its games on smartphones and tablet devices, such as Apple’s iPhone and iPad, and mobile devices utilizing Google’s Android operating system. The revenue is recognized net of platform fees.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(c) Revenue recognition: (Continued)

c) Rooplay licensing - The Company licenses its branded educational games under a monthly cost per game agreement license fee model. Monthly license fees are based on the number of games licensed.

The Company has identified the following performance obligations in these contracts:

i. Ongoing game related services such as hosting of game play, storage of customer content, when and if available content updates, maintaining the virtual currency management engine, tracking gameplay statistics, matchmaking as it relates to multiple player gameplay, etc.

ii. Obligation to the paying player to continue displaying and providing access to the virtual items within the game.

Neither of these obligations are considered distinct since the actual mobile game and the related ongoing services are both required to purchase and benefit from the related virtual items. As such, the Company’s performance obligations represent a single combined performance obligation which is to make the game and the ongoing game related services available to the players. The revenue is recognized net of platform fees.

(d) Software Technology Development Costs:

The Company expenses all software development costs as incurred for the period ended June 30, 2026 and 2025. As at June 30, 2026, and December 31, 2025, all capitalized software development costs have been fully amortized and the Company has no capitalized software development costs.

Total software development costs were $23,287,828 as at June 30, 2026 (December 31, 2025 - $21,458,933).

(e) Impairment of long-lived assets and long-lived assets to be disposed of:

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

(f) Intangible assets:

The Company identified the following intangible assets in the acquisition of Kidoz Ltd. Finite life intangible assets are recorded at historical cost less accumulated amortization based on their estimated useful life and any impairment is determined in accordance with ASC 360. The Company does not have any indefinite life intangible assets.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

3.	Summary of significant accounting policies (Continued):

(f) Intangible assets: (Continued)

Amortization is provided for annually on the straight-line method over the following periods:

Amortization period
Ad Tech technology	5 years
Kidoz OS technology	3 years
Customer relationships	8 years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, amortizable intangible assets are grouped with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the asset group exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset group, the Company will write the carrying value down to the fair value in the period identified.

(g) Goodwill:

The Company accounts for goodwill in accordance with the provisions of ASC 350, Intangibles-Goodwill and Others. Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired, less liabilities assumed, in a business combination. The Company reviews goodwill for impairment. Goodwill is not amortized but is evaluated for impairment at least annually or whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount may not be recoverable.

The goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss and compares the fair value of a reporting unit with its carrying amount and is based on discounted future cash flows, based on market multiples applied to free cash flow. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of control premiums, discount rates, terminal growth rates, forecasts of revenue and expense growth rates, income tax rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results, exogenous market conditions, or other underlying assumptions could have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

During the year ended December 31, 2025, there was no impairment of goodwill.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(h) New accounting pronouncements and changes in accounting policies:

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use amendments remove references to prescriptive software development stages and clarify that Software, to simplify and modernize the accounting for internal-use software costs. The capitalization of eligible software development costs begins when management authorizes and commits to funding the project and it is probable the project will be completed, and the software will be used as intended. The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted, and the guidance may be applied prospectively, retrospectively, or using a modified approach for in-process projects. The Company is evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. Per the FASB, the amendment does not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. The amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(h) New accounting pronouncements and changes in accounting policies: (Continued)

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standards-setting bodies through the filing date of these consolidated financial statements and does not believe the future adoption of any such pronouncements will have a material impact on its consolidated financial statements.

(i) Financial instruments and fair value measurements:

(i) Fair values:

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on measurement date. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1. In some cases where market prices are not available, we make use of observable market-based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon valuations in which one or more significant inputs are unobservable, including internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Fair value measurement includes the consideration of nonperformance risk. Nonperformance risk refers to the risk that an obligation (either by a counterparty) will not be fulfilled. For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price. For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

2.	Summary of significant accounting policies (Continued):

(i) Financial instruments and fair value measurements: (Continued)

(i) Fair values: (Continued)

The fair value of accounts receivable, accounts payable, accrued liabilities, and accounts payable, and accrued liabilities - related party approximate their financial statement carrying amounts due to the short-term maturities of these instruments and are therefore carried at their historical cost basis.

Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset. Stock-based compensation and derivative liability – warrants were measured using Level 2 inputs. Goodwill impairment was measured using Level 3 inputs.

(ii) Foreign currency risk:

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into any forward exchange contracts or other derivative instrument to hedge against foreign exchange risk.

3.	Accounts Receivable:

The accounts receivable as at June 30, 2026, is summarized as follows:

	June 30, 2026	December 31, 2025
Accounts receivable	$4,334,509	$5,386,607

Provision for doubtful accounts	(421,717)	(356,167)

Net accounts receivable	$3,912,792	$5,030,440

The Company has a doubtful debt provision of $421,717 (December 31, 2025 - $356,167) for existing accounts receivable.

4.	Equipment:

June 30, 2026	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$208,016	$176,810	$31,206
Furniture and fixtures	7,233	4,261	2,972
	$215,249	$181,071	$34,178

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

4.	Equipment: (Continued)

December 31, 2025	Cost	Accumulated depreciation	Net book Value

Equipment and computers	$205,446	$170,186	$35,260
Furniture and fixtures	6,750	3,958	2,792
	$212,196	$174,144	$38,052

Depreciation expense was $6,927 (June 30, 2025 - $3,031) for the quarter ended June 30, 2026.

5.	Intangible assets:

June 30, 2026	Cost	Accumulated amortization	Net book Value

Customer relationship	$1,362,035	$1,248,532	$113,503
	$1,362,035	$1,205,969	$113,503

December 31, 2025	Cost	Accumulated amortization	Net book Value

Customer relationship	$1,362,035	$1,163,405	$198,630
	$1,362,035	$1,163,405	$198,630

Amortization expense was $42,564 (June 30, 2025 - $42,564) for the quarter ended June 30, 2026.

6.	Goodwill:

The Company has a goodwill balance of $3,301,439 for the period ended June 30, 2026, and the year ended December 31, 2025 from the acquisition of Kidoz Ltd.

The Company’s annual goodwill impairment analysis performed during the fourth quarter of fiscal 2025 included a quantitative analysis of the Kidoz Ltd. reporting unit (consisting of intangible assets (Note 5), and goodwill). The reporting unit has a carrying amount of $3,414,942 (December 31, 2025 - $3,500,069) as at June 30, 2026. The Company performed a discounted cash flow analysis for Kidoz Ltd. for the year ended December 31, 2025. These discounted cash flow models included management assumptions for expected sales growth, margin expansion, operational leverage, capital expenditures, and overall operational forecasts. The Company classified these significant inputs and assumptions as Level 3 fair value measurements. Based on the annual impairment test described above there was no additional impairment determined for fiscal 2025 or fiscal 2024.

7.	Software technology development costs:

The Company develops software technology for our business. This software technology includes the continued development of the KIDOZ Safe Ad Network, the KIDOZ Kid-Mode Operating System, and the KIDOZ publisher SDK.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

7.	Software technology development costs: (Continued)

During the six month period ended June 30, 2026, the Company has expensed the development costs of all products as incurred and has expensed the following development costs.

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025

Opening total software development costs	$21,458,933	$18,095,644	$22,392,136	$18,771,172

Software development during the period	1,828,895	1,491,680	895,692	816,153
Closing total Software development costs	$23,287,828	$19,587,325	$23,287,828	$19,587,325

8.	Stockholders’ Equity:

The holders of common stock are entitled to one vote for each share held. There are no restrictions that limit the Company’s ability to pay dividends on its common stock. The Company has not declared any dividends since incorporation. The Company’s common stock has no par value per common stock and there is only one class of common shares. The Company has an unlimited number of common shares authorized for issue.

(a) Common stock issuances:

There were no stock issuances during the quarter ended June 30, 2026 and 2025.

(b) Stock option plans:

2015 stock option plan

In the year ended December 31, 2015, the shareholders approved the 2015 stock option plan. The 2015 stock option plan as amended in November 2020, is intended to provide incentive to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

During the year ended December 31, 2024, a new 10% “rolling” stock option plan (the “2024 Stock Option Plan”) that complies with the updated TSX Policy 4.4 was approved by the TSX-V, the Board of Directors and the Company’s shareholders. The 2024 Stock Option Plan will replace 2015 Stock Option Plan. Options granted under the 2015 Stock Option Plan will continue to be governed by the 2015 Stock Option Plan. The 2015 Stock Option plan will continue to exist until the stock options granted under the 2015 Stock Option are exercised, cancelled or expire. All new stock option grants will be made under the 2024 Stock Option Plan.

There were no options granted during the period ended June 30, 2026.

During the period ended June 30, 2026, 1,006,000 options at CAD$1.02 (US$0.81) expired unexercised. During the period ended March 31, 2026, 789,000 options at CAD$0.50 ($0.39) expired unexercised and 55,000 options were cancelled.

Subsequent to the period ended June 30, 2026, 200,000 options at CAD$0.66 (US$0.53) expired unexercised.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

8.	Stockholders’ Equity: (Continued)

(b) Stock option plans: (Continued)

A summary of stock option activity for the stock option plans for the quarter ended June 30, 2026 and the year ended December 31, 2025 are as follows:

	Number of options	Weighted average exercise price
Outstanding December 31, 2024	10,359,750	$0.31

Granted	2,158,333	0.18
Expired	(1,930,400)	(0.33)
Cancelled	(110,000)	(0.19)
Outstanding December 31, 2025	10,477,683	$0.29

Cancelled	(55,000)	(0.16)
Expired	(1,795,600)	(0.63)

Outstanding June 30, 2026	8,627,083	$0.23

The aggregate intrinsic value for options as of June 30, 2026 was $nil (December 31, 2025 - $784,196).

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2026:

Exercise prices per share	Number outstanding	Number exercisable	Expiry date
CAD$0.20	2,238,750	1,208,925	March 25, 2029
CAD$0.25	2,088,333	417,667	August 21, 2030
CAD$0.30	1,805,000	1,444,000	February 21, 2028
CAD$0.50	2,295,000	2,295,000	February 1, 2027
CAD$0.66	200,000	200,000	July 12, 2026
	8,627,083	5,565,592

During the quarter ended June 30, 2026, the Company recorded stock-based compensation of $44,174 on the options granted and vested (June 30, 2025 – $45,581) and as per the Black-Scholes option-pricing model, with a weighted average fair value per option grant of $0.17 (June 30, 2025 - $0.20).

(c) The Equity Awards Plan:

During the quarter ended March 31, 2025 the Company initiated The Equity Awards Plan to complement the 2024 Stock Option Plan as an integral part of the Companies overall compensation plan.

The Equity Awards Plan is a fixed 10% plan under which the Company may issue such number of security-based compensation (other than options) up to 10% of the issued and outstanding shares as of the date the Equity Awards Plan is implemented.

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

8.	Stockholders’ Equity: (Continued)

(c) The Equity Awards Plan: (Continued)

The plan is subject to the following limits (in addition to the 10% fixed cap) for so long as the Shares are listed and posted for trading on the TSXV: (i) not more than two (2%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be granted to any one Consultant in any 12 month period; (ii) unless the Company has obtained Disinterested Shareholder Approval, not more than five (5%) percent of the Company’s issued and outstanding Shares, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, may be issued to any one Person in any 12 month period; (iii) Investor Relations Service Providers shall not be eligible to receive any Awards; (iv) the aggregate number of Shares issuable to Insiders at any time under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Shares; (v) the aggregate number of Shares issuable to Insiders within any one (1) year period under this Plan, inclusive of Shares issuable pursuant to all Security Based Compensation granted or issued, unless the Company has obtained Disinterested Shareholder Approval, shall not exceed ten (10%) percent of the Company’s issued and outstanding Share.

During the year ended December 31, 2025, the Equity Awards Plan was approved by the TSX Venture Exchange (“TSXV”) and by the Company’s Shareholders at the 2025 Annual General Shareholder meeting.

9.	Fair value measurement:

Except for derivative liability – warrant that was measured at level 3 inputs in the three-tier fair value hierarchy, the Company does not have any other financial instruments that are subsequently measured at fair value.

10.	Commitments:

The Company leases office facilities in Netanya, Israel. This office facility is leased under operating lease agreements.

During the year ended December 31, 2025, the Company entered a new lease agreement in Netanya, Israel. The agreement is for 12 months, but unless 3 months’ notice is given it automatically renews for a future 12 months until notice is given. The renewal of this lease is uncertain, hence the Company has accounted for this lease as a short-term lease.

Minimum lease payments under these leases are approximately as follows:

2026	$11,474

The Company paid rent expense totaling $10,370 for the quarter ended June 30, 2026 (June 30, 2025 - $18,486).

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

10.	Commitments: (Continued)

The Company has the following management consulting agreements with related parties.

Company	Person	Role	Annual amount
T.M. Williams (ROW), Inc.	T. M. Williams	Chairman	$220,437
-	Jason Williams	CEO	$231,498
Bromley Accounting Services Ltd.	H. W. Bromley	CFO	$220,488
Farcast Operations Inc.	T. H. Williams	COO	CAD$314,800

As at June 30, 2026, the Company had a number of renewable license commitments with large brands, including, Mr. Men and Little Miss. These agreements have commitments to pay royalties on the revenue from the licenses subject to the minimum guarantee payments. As at As at June 30, 2026, there were no further minimum guarantee payments commitments.

The Company expensed the minimum guarantee payments over the life of the agreement and recognized license expense of $67 (June 30, 2025 - $38) for the quarter ended June 30, 2026 and $123 (June 30, 2025 - $76) for the six months ended June 30, 2026.

11.	Related party transactions:

For the quarter ended June 30, 2026, the Company has the following related party transactions:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025

Bonuses and incentive compensation	307,587	466,680	307,587	466,680
Directors fees	$4,077	$5,051	$2,066	$1,556
Salaries, wages, consultants and benefits	326,285	205,723	152,272	99,574
Selling and marketing	93,195	135,040	52,331	53,944
Stock-based compensation (Note 9)	37,205	34,333	18,424	17,381
Software technology development (Note 7)	196,402	146,223	104,106	103,576
Closing balance for the period	$964,751	$993,050	$636,786	$742,711

The Company has liabilities of $93,059 (December 31, 2025 - $81,840) as at June 30, 2026, to current directors, officers and companies owned by the current directors and officers of the Company for employment, director and consulting fees.

The related party transactions are in the normal course of operations and were measured at the currency exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	Segmented information:

In accordance with ASC 280-10-50-11 Segmented Disclosure, the Company operates one reportable business segments, the sale of Ad tech advertising. The Company’s chief operating decision makers are the Chairman, Chief Executive Officer, Chief Operations Officer and Chief Strategy Officer. The Company’s chief operating decision makers reviews financial information on a consolidated basis,

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

12.	Segmented information: (Continued)

principally to make decisions about how to allocate resources and to measure the Company’s performance. The chief operating decision maker reviews consolidated net income (loss), which is the measure of financial profit and loss most closely aligned with generally accepted accounting principles.

Reconciliation to net income:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025
Revenue	$6,281,576	$5,168,519	$3,334,835	$2,430,216

Cost of revenue	3,607,888	2,684,203	1,916,253	1,268,244

Gross profit	2,673,688	2,484,316	1,418,582	1,161,972

Segment operating expenses	4,049,237	2,944,192	2,489,986	1,948,400
Total operating (loss) income	(1,375,549)	(459,876)	(1,071,404)	(786,428)

Unallocated expenses	863,969	562,049	426,949	280,738
Depreciation	92,054	90,955	45,976	45,595
Foreign exchange (gain) loss	62,373	(12,133)	1,937	21,064
Interest income	(20,391)	(6,238)	(7,119)	(5,764)
Stock awareness program	(81,349)	-	(16,468)	-
Stock-based compensation	89,212	89,449	44,174	45,581

Net loss before income taxes	$(2,381,417)	(1,183,958)	(1,566,853)	(1,173,642)

The Company had the following revenue by geographical region based on impression served.

	Six Months ended June 30, 2026	Six Months ended June 30, 2025	Three Months ended June 30, 2026	Three Months ended June 30, 2025
Total revenue
Western Europe	$2,288,929	$1,736,617	$1,279,860	$976,639
Central, Eastern and Southern Europe	674,678	519,401	362,016	355,707
North America	2,786,878	2,696,357	1,419,339	949,874
Rest of World	531,091	216,144	273,620	147,996

Total revenue	$6,281,576	$5,168,519	$3,334,835	$2,430,216

Equipment

The Company’s equipment is located as follows:

Net Book Value	June 30, 2026	December 31, 2025

Canada	$21,510	$25,167
Israel	6,729	8,371
United Kingdom	5,939	4,514
Total equipment	$34,178	$38,052

KIDOZ INC. and subsidiaries

(Expressed in United States Dollars)

Notes to Unaudited Condensed Interim Consolidated Financial Statements

Six Months ended June 30, 2026 and 2025

(Unaudited)

13.	Concentrations:

Major customers

During the quarter ended June 30, 2026 and 2025, the Company sold Ad tech revenue; sold subscriptions on its site Rooplay; and premium purchases of Rooplay Originals. During the quarter ended June 30, 2026, the Company had revenues of $522,372, $466,912, and $461,262, from three customers (June 30, 2025 - two customers for $558,252, and $460,626) which was more than 10% of the total revenue. The Company utilizes certain advertising agencies for the Ad tech revenue and the Google and iOS App Stores to provide a content platform for the Rooplay Apps to be played thereon.

14.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution.

The Company currently maintains a substantial portion of its day-to-day operating cash and long-term cash equivalents balances at financial institutions. At June 30, 2026, the Company had total cash of $1,336,423 (December 31, 2025 - $4,462,452) at financial institutions, where $1,076,241 (December 31, 2025 - $4,139,716) is in excess of federally insured limits.

The Company has concentrations of credit risk with respect to accounts receivable, the majority of its accounts receivable are concentrated geographically in the United States amongst a small number of customers.

As of June 30, 2026, the Company had three customers, totaling $859,960, $842,950, and $461,262, respectively who accounted for greater than 10% of the total accounts receivable. As of December 31, 2025, the Company had two customers, totaling $1,064,792 and $681,771, respectively who accounted for greater than 10% of the total accounts receivable.

The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered. The Company performs credit evaluations of its customers but generally does not require collateral to secure accounts receivable.

15.	Bonuses and incentive compensation:

During the quarter ended June 30, 2026, the Company paid bonuses and incentive compensation of $862,863 (June 30, 2025 - $687,728). Bonuses and incentive compensation are generally paid annually during the second quarter and are primarily based on the Company’s financial and operational performance for the preceding fiscal year.

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